Schultze Special Purpose Acquisition Corp.
800 Westchester Avenue, Suite 632

Rye Brook, NY 10573

December 10, 2018

VIA EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance

100 F. Street, N.E.
Washington, D.C. 20549
Attention: John Dana Brown

Re:	Schultze Special Purpose Acquisition Corp.
Registration Statement on Form S-1
File No. 333-228494

Dear Mr. Brown:

Schultze Special Purpose Acquisition Corp. (the “Company”) hereby requests that the effective date of the Company’s Registration Statement on Form S-1, as amended (File No. 333-228494), be accelerated under Rule 461 of the Securities Act of 1933, as amended, so that it will be declared effective at 4:00 p.m., Eastern time, on Monday, December 10, 2018, or as soon thereafter as possible.

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Sincerely, Schultze Special Purpose Acquisition Corp.

By:	/s/ George J. Schultze
Name: George J. Schultze
Title: Chief Executive Officer

[Signature Page to Acceleration Request]